UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(AMENDMENT NO. 1)

LOCKHEED MARTIN CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

539830109
(CUSIP Number)

AUGUST 22, 2016
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	539830109	SCHEDULE 13G	Page	2	of	16

1	NAMES OF REPORTING PERSONS Integrated Core Strategies (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 75,293
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 75,293

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,293
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	539830109	SCHEDULE 13G	Page	3	of	16

1	NAMES OF REPORTING PERSONS Integrated Assets II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 30,301
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 30,301

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,301
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	539830109	SCHEDULE 13G	Page	4	of	16

1	NAMES OF REPORTING PERSONS ICS Opportunities, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	539830109	SCHEDULE 13G	Page	5	of	16

1	NAMES OF REPORTING PERSONS Integrated Assets, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 26,021
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 26,021

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,021
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	539830109	SCHEDULE 13G	Page	6	of	16

1	NAMES OF REPORTING PERSONS Millennium International Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 26,021
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 26,021

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,021
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	539830109	SCHEDULE 13G	Page	7	of	16

1	NAMES OF REPORTING PERSONS Millennium International Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 26,021
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 26,021

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,021
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	539830109	SCHEDULE 13G	Page	8	of	16

1	NAMES OF REPORTING PERSONS Millennium Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 131,615
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 131,615

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,615
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	539830109	SCHEDULE 13G	Page	9	of	16

1	NAMES OF REPORTING PERSONS Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 131,615
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 131,615

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,615
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	539830109	SCHEDULE 13G	Page	10	of	16

Item 1.
	(a)	Name of Issuer:

Lockheed Martin Corporation, a Maryland corporation (the "Issuer").

	(b)	Address of Issuer’s Principal Executive Offices:

6801 Rockledge Drive Bethesda, Maryland 20817

Item 2.	(a)	Name of Person Filing:
	(b)	Address of Principal Business Office:
	(c)	Citizenship:

Integrated Core Strategies (US) LLC c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Integrated Assets II LLC c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

ICS Opportunities, Ltd. c/o Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Cayman Islands

Integrated Assets, Ltd. c/o Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Cayman Islands

Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium International Management GP LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Israel A. Englander c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: United States

	(d)	Title of Class of Securities:

common stock, par value $1.00 per share ("Common Stock")

	(e)	CUSIP Number:

539830109

CUSIP No.	539830109	SCHEDULE 13G	Page	11	of	16

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No.	539830109	SCHEDULE 13G	Page	12	of	16

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned

   As of the close of business on August 29, 2016:

   i) Integrated Core Strategies (US) LLC, a Delaware limited liability company ("Integrated Core Strategies"), beneficially owned 75,293 shares of the Issuer’s Common Stock (consisting of 55,293 shares of the Issuer’s Common Stock and listed options to purchase 20,000 shares of the Issuer’s Common Stock);

   ii) Integrated Assets II LLC, a Delaware limited liability company ("Integrated Assets II"), beneficially owned 30,301 shares of the Issuer’s Common Stock;

   iii) ICS Opportunities, Ltd., an exempted limited company organized under the laws of the Cayman Islands, no longer beneficially owned any shares of the Issuer’s Common Stock; and

   iv) Integrated Assets, Ltd., an exempted limited company organized under the laws of the Cayman Islands ("Integrated Assets"), beneficially owned 26,021 shares of the Issuer’s Common Stoc

   Millennium International Management LP, a Delaware limited partnership ("Millennium International Management"), is the investment manager to Integrated Assets and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Assets.

   Millennium International Management GP LLC, a Delaware limited liability company ("Millennium International Management GP"), is the general partner of Millennium International Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Assets.

   Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of the managing member of Integrated Core Strategies and Integrated Assets II and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Integrated Assets II. Millennium Management is also the general partner of the 100% shareholder of Integrated Assets and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Assets.

   Israel A. Englander, a United States citizen ("Mr. Englander"), is the managing member of Millennium International Management GP and Millennium Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies, Integrated Assets II and Integrated Assets.

   The foregoing should not be construed in and of itself as an admission by Millennium International Management, Millennium International Management GP, Millennium Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies, Integrated Assets II or Integrated Assets, as the case may be.

(b) Percent of Class:

   As of the close of business on August 29, 2016, Millennium Management and Mr. Englander may be deemed to have beneficially owned 131,615 shares or 0.0% of the Issuer’s Common Stock outstanding (see Item 4(a) above), which percentage was calculated based on approximately 293,536,092 shares of the Issuer’s Common Stock outstanding as of August 22, 2016 following the completion of the Issuer’s exchange offer. This approximation of the number of shares of the Issuer’s Common Stock outstanding following the completion of the exchange offer was determined based on 302,905,786 shares of Common Stock outstanding as of June 26, 2016 as per the Issuer’s Form 10-Q dated July 20, 2016, reduced by the 9,369,694 shares of Common Stock that were retired in connection with the exchange offer, which was based on information contained in the Issuer’s press release dated August 22, 2016.

CUSIP No.	539830109	SCHEDULE 13G	Page	13	of	16

 (c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

   -0-

(ii) Shared power to vote or to direct the vote

   131,615 (See Item 4(b))

 (iii) Sole power to dispose or to direct the disposition of

   -0-

(iv) Shared power to dispose or to direct the disposition of

   131,615 (See Item 4(b))

Item 5. Ownership of Five Percent or Less of a Class

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑ .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not applicable.

Item 8. Identification and Classification of Members of the Group

    See Exhibit I.

Item 9. Notice of Dissolution of Group

    Not applicable.

Item 10. Certification

   By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	539830109	SCHEDULE 13G	Page	14	of	16

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of August 29, 2016, by and among Integrated Core Strategies (US) LLC, Integrated Assets II LLC, ICS Opportunities, Ltd., Integrated Assets, Ltd., Millennium International Management LP, Millennium International Management GP LLC, Millennium Management LLC and Israel A. Englander.

CUSIP No.	539830109	SCHEDULE 13G	Page	15	of	16

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: August 29, 2016

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ David Nolan
Name: David Nolan Title: Vice Chairman
INTEGRATED ASSETS II LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ David Nolan
Name: David Nolan Title: Vice Chairman
ICS OPPORTUNITIES, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/David Nolan
Name: David Nolan Title: Vice Chairman
INTEGRATED ASSETS, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/David Nolan
Name: David Nolan Title: Vice Chairman
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/David Nolan
Name: David Nolan Title: Vice Chairman
MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC
By: /s/David Nolan
Name: David Nolan Title: Vice Chairman
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Vice Chairman
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

CUSIP No.	539830109	SCHEDULE 13G	Page	16	of	16

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $1.00 per share, of Lockheed Martin Corporation, a Maryland corporation, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: August 29, 2016

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ David Nolan
Name: David Nolan Title: Vice Chairman
INTEGRATED ASSETS II LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ David Nolan
Name: David Nolan Title: Vice Chairman
ICS OPPORTUNITIES, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/David Nolan
Name: David Nolan Title: Vice Chairman
INTEGRATED ASSETS, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/David Nolan
Name: David Nolan Title: Vice Chairman
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/David Nolan
Name: David Nolan Title: Vice Chairman
MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC
By: /s/David Nolan
Name: David Nolan Title: Vice Chairman
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Vice Chairman
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander